                                 NETGENICS, INC.
                       1717 East Ninth Street, Suite 1600
                              Cleveland, Ohio 44114

                               September 19, 2001

BY OVERNIGHT DELIVERY AND BY EDGAR
----------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   H. Christopher Owens, Esq.
             David C. Lee, Esq.
             Division of Corporate Finance

             Re: NetGenics, Inc. Registration Statement on Form S-1,
                 No. 333-32298
                 ---------------------------------------------------

Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, NetGenics, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-1, as amended (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement has been abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

         The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to March 13, 2005.

         Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at 216.377.2817 or Christopher M. Kelly at 216.586.1238.

                                                 Very truly yours,

                                                 NETGENICS, INC.


                                                 By:   /s/ Manuel J. Glynias
                                                       ---------------------
                                                       Manuel J. Glynias
                                                       President



cc:      Thomas S. Choe, The Nasdaq-Amex Market Group
         Robert F. Burnett, Securities and Exchange Commission